

03025629

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C.
153
SECTION

Form 11-K

(Mark One)

XX Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2002

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission file numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
England TW8 9GS

1+15170

EXHIBITS

1. Written consent of PricewaterhouseCoopers L.L.P

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

Date: June 26, 2003

By:



M. Judith Lynch
Vice President,
U.S. Benefits

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline plc of our report dated June 20, 2003 relating to the financial statements of GlaxoSmithKline Puerto Rico Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 26, 2003

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

REPORT ON AUDITS OF
FINANCIAL STATEMENTS
for the years ended
December 31, 2002 and 2001
AND SUPPLEMENTAL SCHEDULE
at December 31, 2002


RECEIVED
JUN 27 2003

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

for the years ended December 31, 2002 and 2001

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator of the
GSK Puerto Rico Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

PricewaterhouseCoopers LLP

June 20, 2003

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
Assets:		
Cash and cash equivalents	$ 20,585	$ 158,071
Investments (See Note 3)	38,787,924	38,164,224
Receivables:		
Employer contributions	45,811	41,540
Participant contributions	30,953	128,918
Dividends and interest receivable	176,430	152,910
Total receivables	253,194	323,368
Total assets	39,061,703	38,645,663
Liabilities:		
Accounts payable for investments purchased	$ 42,766	$ --
Accrued management fees	1,407	14,139
Total liabilities	44,173	14,139
NET ASSETS AVAILABLE FOR BENEFITS	$ 39,017,530	$ 38,631,524

See accompanying notes to financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2002	2001
Additions:		
Additions/(deductions) to net assets attributed to:		
Investment income:		
Net depreciation in fair value of investments (See Note 3)	$ (6,704,931)	$ (3,294,881)
Interest	710,715	331,421
Dividends	598,853	754,806
	(5,395,363)	(2,208,654)
Contributions:		
Participant	5,200,311	4,079,388
Employer	3,509,836	2,148,511
	8,710,147	6,227,899
Total additions	3,314,784	4,019,245
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	5,967,493	5,755,296
Total deductions	5,967,493	5,755,296
Transfers from other plans:		
Block Drug Savings Plan	3,038,715	-
Net increase/(decrease)	386,006	(1,736,051)
Net assets available for benefits:		
Beginning of year	38,631,524	40,367,575
End of year	$ 39,017,530	$ 38,631,524

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan"), formerly the SB Puerto Rico Retirement Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GlaxoSmithKline plc purchased the Block Drug Company, Inc. in 2001. Effective May 22, 2002, the Block Drug Company, Inc. Savings Incentive Plan for Puerto Rico Subsidiaries was merged into this Plan. As a result of the merger, all assets of the Block Drug Company, Inc. Plan totaling $3,038,715 were transferred to this Plan.

General:

The Plan is a defined contribution plan sponsored by SB Pharmco Puerto Rico Inc. (the "Company") effective January 1, 2002. The Plan was established to encourage and assist eligible Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

While the Company has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Investment Options:

The Plan provides for various investment options through a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits.

- GlaxoSmithKline Stock Fund – This fund invests primarily in shares of GlaxoSmithKline American Depository Shares ("ADSs"), certificates of deposit issued in place of actual stock certificates of GlaxoSmithKline plc, subject to the right of the Trustee to invest this Fund or any part thereof in other instruments. GSK ADSs are traded on the New York Stock Exchange under the symbol: GSK.

- SSgA Yield Enhanced STIF - This mutual fund invests in high quality, short-term money market instruments of U.S. and foreign issuers.

- Fidelity Puritan Fund - This mutual fund invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other quality debt instruments of domestic and foreign issuers.

- Fidelity Magellan Fund - This mutual fund normally invests primarily in common stocks of domestic and foreign issuers. Invests in either "growth" stocks or "value" stocks or both.

1. Description of the Plan, continued

Investment Options, continued:

- SSgA S&P 500 Fund - This mutual fund seeks to replicate the returns and characteristics of the S&P 500 Index by investing all, or substantially all, of its assets in the stocks that make up the index.

- MIP I Stable Value Fund – This group trust fund holds investments in mortgage and asset backed securities as well as investment contracts with insurance companies and banks.

- Templeton Foreign Fund A - This mutual fund invests primarily in equity securities located outside ot the United States, including emerging markets.

- SSgA Russell 2000 Fund – This mutual fund seeks to replicate the returns and characteristics of the Russell 2000 Index by investing all, or substantially all, of its assets in the stocks that make up the index.

- Fidelity Freedom 2040 Fund – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2040 continues becoming more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2040.

- Fidelity Freedom 2030 Fund - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2030 continues becoming more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2030.

- Fidelity Freedom 2020 Fund - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2020 continues becoming more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2020.

- Fidelity Freedom 2010 Fund - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2010 continues becoming more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2010.

1. Description of the Plan, continued

Investment Options, continued:

- Fidelity Freedom 2000 Fund - This fund is targeted toward individuals striving to retire around the year 2000. The fund seeks to maintain an investment mix of 41% of fund assets in stock investments, 44% of the fund assets in bond funds and 15% of the fund assets in money market accounts. As the fund approaches its target retirement date, the mix of investments will gradually adjust and it will seek to maintain an investment mix of 20% of the fund assets in stock investments and 40% of fund assets in bond funds and 40% in money market accounts.

- Fidelity Freedom Income Fund - This fund is targeted toward individuals who are already in retirement. The fund seeks to maintain an investment mix of 20% of fund assets in stock investments, 40% of the fund assets in bond funds and 40% of the fund assets in money market accounts.

Administration of Plan Assets:

The Plan's assets are held by the trustee of the Plan (See Note 5). Company contributions are held and managed by the trustee, which invests contributions received, interest, and dividend income and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the SmithKline Beecham Corporation, an affiliate of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee's fees are paid directly by the Company. However, certain management fees relating to fund oversight are paid directly by the Plan. These fees are included in net depreciation of investments on the statement of changes in net assets available for benefits.

Contributions:

Each year, participants may contribute up to 10% of pretax annual compensation and up to 10% of after tax annual compensation, as defined in the Plan.

Participants may direct their contributions among any of the investment options and may change those options at any time during the year.

The Company contributes an amount equal to 100% of each employee's basic pretax contribution of the first 4% of compensation, as defined by the Plan agreement, after an employee completes a year of service. Participants may invest company matched contributions in any of the investment options available under the Plan.

The Company also contributes 2% of eligible pay to a Stock Ownership Account in the name of each eligible employee. Employer contributions begin after one year of service for eligible employees. Stock Ownership Account contributions are invested in the GlaxoSmithKline Stock Fund.

1. Description of the Plan, continued

Participant Accounts:

Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, Company contributions and an allocation of Plan earnings. The earnings of the investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ordinary shares of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Eligibility, Vesting and Forfeitures:

Employees are immediately eligible to participate in the Plan, however, employer matching contributions and employer contributions to the Stock Ownership Account begin after one year of service with the Company. Employee contributions, employer matching contributions and Stock Ownership Account contributions are fully vested at all times.

Forfeitures are used by the Company to offset future contribution requirements. Forfeitures totaled $0 and $14,480 for the years ended December 31, 2002 and 2001, respectively.

Withdrawals:

Participants may withdraw their after-tax contributions and employer matching contributions made prior to July 1, 2001 during employment. Post July 1, 2001 employer matching contributions may not be withdrawn until termination of employment as defined in the Plan document.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), retirement, disability, or death. Payment is in the form of a lump sum distribution as cash or ADSs of GlaxoSmithKline plc.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies, continued

Cash and cash equivalents represent uninvested cash as a result of timing at year end.

Benefits paid to Participants:

Benefits paid to participants from their accounts are recorded in the period paid.

3. Investments:

Investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs and SmithKline Beecham plc ADRs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are reflected on the trade date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Investments held by the Plan as of December 31, 2002 and 2001 are as follows:

	2002		
	Units	Cost	Fair Value
ADSs:			
GlaxoSmithKline plc*	625,762	$ 15,547,186	$ 16,453,048
Mutual funds:			
Puritan Fund	80,939	1,447,293	1,278,028
Magellan Fund*	25,984	2,698,113	2,051,700
Templeton Foreign Fund A	22,338	207,599	185,626
SSgA Yield Enhanced STIF*	2,706,914	2,706,914	2,706,914
SSgA S&P 500 Index Fund*	296,329	2,771,205	2,171,746
MIP I Stable Value Fund*	13,629,545	13,629,545	13,629,545
SSgA Russell 2000	13,331	120,956	106,529
Freedom Income	3,145	33,763	33,338
Freedom 2000	2,507	28,482	27,604
Freedom 2010	4,880	58,757	55,832
Freedom 2020	4,829	55,370	51,381
Freedom 2030	1,734	20,087	17,756
Freedom 2040	3,221	22,960	18,877
Total investments		$ 39,348,230	$ 38,787,924

* The denoted investments represent 5% or more of the Plan's net assets.

3. Investments, continued

	2001		
	Units	Cost	Fair Value
ADSs:			
GlaxoSmithKline plc*	400,955	$ 13,518,514	$ 20,154,171
Mutual funds:			
Puritan Fund	69,817	1,287,573	1,233,665
Magellan Fund*	24,238	2,658,215	2,526,064
Templeton Foreign Fund A	12,355	118,096	114,287
SSgA Yield Enhanced STIF	734,854	734,854	734,854
SSgA S&P 500 Index Fund*	11,393	2,385,151	2,265,435
MIP I Stable Value Fund*	11,020,322	11,020,322	11,020,322
SSgA Russell 2000	3,183	44,332	47,833
Freedom Income	375	4,072	4,096
Freedom 2000	392	4,566	4,513
Freedom 2010	1,684	21,469	21,233
Freedom 2020	777	9,668	9,776
Freedom 2030	693	8,536	8,710
Freedom 2040	2,607	19,134	19,265
Total investments		$ 31,834,503	$ 38,164,224

* The denoted investments represent 5% or more of the Plan's net assets.

During 2002 and 2001, the Plan's investments, including investments bought and sold, as well as held during the year, depreciated in value as follows:

	For the year ended December 31,	
	2002	2001
GlaxoSmithKline Stock Fund	$ (5,119,922)	$ (2,314,343)
Other investments	(1,585,009)	(980,538)
	$ (6,704,931)	$ (3,294,881)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2002	2001
Net Assets:		
GlaxoSmithKline Stock Fund	$ 2,926,814	$ 1,958,064

	For the year ended December 31,	
	2002	2001
Changes in Net Assets:		
Contributions	$ 1,099,980	$ 983,550
Net appreciation/(depreciation)	(39,540)	185,095
Benefits paid to participants	(91,690)	(1,300,488)
Transfers to participant-directed investments	--	(19,753,327)
	$ 968,750	$ (19,885,170)

5. Party-In-Interest Transactions:

The Plan's trustee is Banco Santander. The GlaxoSmithKline Stock Fund is managed by CitiStreet. Puritan Fund, Magellan Fund, and the Fidelity Freedom Funds are all managed by Fidelity Management Trust Company. Yield Enhanced STIF, S&P 500 Index Fund and Russell 2000 Fund are managed by State Street Global Advisors. The Templeton Foreign Fund A is managed by Templeton, Galbraith & Hansberger, Ltd.

The GlaxoSmithKline Stock Fund invested primarily in American depository shares ("ADSs") each of which represents two GlaxoSmithKline plc Ordinary shares. In 2002, the Plan purchased ADSs in the amount of $11,852,085 and sold ADSs in the amount of $10,433,285.

6. Federal Income Taxes:

Effective January 1, 1994, the Plan is a profit-sharing plan intended to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1165(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i) (1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

7. Amendments to Plan

As of June 27, 2001, the Company approved a resolution to amend the Plan effective July 1, 2001, as follows:

- The Plan name changed to the GSK Puerto Rico Retirement Savings Plan.
- Newly hired employees can join immediately.
- The Company will contribute an amount equal to 100% of each employee's pre-tax contribution, not exceeding 4% of defined compensation, after an employee completes a year of service.
- Participants will be able to direct 100% of the company match to the investment option of their choice.

SUPPLEMENTAL SCHEDULE

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

Schedule H, Part IV, Item 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

	Cost	Fair Value
ADSs:		
GlaxoSmithKline plc	$ 15,547,186	$ 16,453,048
Mutual funds		
Puritan Fund	1,447,293	1,278,028
Magellan Fund	2,698,113	2,051,700
Templeton Foreign Fund A	207,599	185,626
SSgA Yield Enhanced STIF	2,706,914	2,706,914
SSgA S&P 500 Index Fund	2,771,205	2,171,746
MIP I Stable- Value Fund	13,629,545	13,629,545
SSgA Russell 2000	120,956	106,529
Freedom Income	33,763	33,338
Freedom 2000	28,482	27,604
Freedom 2010	58,757	55,832
Freedom 2020	55,370	51,381
Freedom 2030	20,087	17,756
Freedom 2040	22,960	18,877
Total Investments	$ 39,348,230	$ 38,787,924